Free Writing Prospectus

Filed pursuant to Rule 433

Registration Nos. 333-189041

and 333-189041-01

**PRICED** GE Dealer Floorplan Master Note Trust 2015-1 & 2015-2

BOOKRUNNERS : Credit Suisse (str), Mizuho                          Public Offering/SEC Reg

CO-MANAGERS : Santander, SMBC Nikko, CastleOak

SERIES	CLS	$AMT(mm)	WAL	M/F	E.FINAL	L.FINAL	BNCH SPRD	$ PRICE
2015-1	A	475.000	2.97	Aaa/AAA	01/22/18	01/20/20	1mL + 50	100-00
2015-2	A	300.000	4.96	Aaa/AAA	01/20/20	01/20/22	1mL + 65	100-00

* Expected Settle	:	02/04/15	*	ERISA Eligible	:	Yes
* First Pay Date	:	03/20/15	*	Min Denoms	:	$1,000 x $1,000
* Expected RAs	:	Moody's, Fitch	*	Series Sizing	:	Benchmark Offering
* Bill & Deliver	:	Credit Suisse	*	Timing	:	Priced

* NetRoadshow	:	www.netroadshow.com		Entry Code	:	GEDFT15

The depositor and the issuing entity have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor and the issuing entity have filed with the SEC for more complete information about the depositor, issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, the issuing entity or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling (800) 221-1037 or by emailing newyork.prospectus@credit-suisse.com. Any disclaimers or other notices that may appear below are not applicable to this message and should be disregarded. Such disclaimers or other notices have been automatically generated.